

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 6, 2017

Via E-mail
Roger Ponder
Chief Executive Officer
Mantra Venture Group Ltd.
300 Crown Oak Centre Drive
Longwood, FL 32750

> **Re: Mantra Venture Group Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 25, 2017**
> **File No. 000-53461**

Dear Mr. Ponder:

We have completed our limited review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Gene Levin, Esq.
Pryor Cashman LLP